Exhibit 99.4

FOR IMMEDIATE RELEASE Investor Relations:	Media Relations
Chris Burns Ph: + 1-800-252-3526 David Marshall Ph: + 353-1-709-4444	Emer Reynolds Ph: + 353-1-709-4022 Jonathan Birt/FTI Consulting Ph: +44-751-559-7858 Jamie Tully/Sard Verbinnen & Co Ph: +1-212-687-8080

Elan Announces Proposed Offering of US$800.0 Million in Aggregate

Principal Amount of Senior Notes Due 2021

Dublin, Ireland - May 20, 2013 - Elan Corporation, plc (“Elan”) (NYSE: ELN) today announced that its wholly-owned subsidiaries, Elan Finance public limited company (“Elan Finance”) and Elan Finance Corp. (“Elan Corp.” and together with Elan Finance, the “Issuers”), intend to offer, subject to market conditions, US$800.0 million in aggregate principal amount of Senior Notes due 2021 (the “Notes”). The Notes will be fully and unconditionally guaranteed by Elan and substantially all of its subsidiaries. The net proceeds of the Notes offering (plus an amount that would accrue on the Notes through a specified date) will be deposited into escrow pending the closing of Elan’s previously announced (May 13, 2013) pending royalty participation transaction with Theravance, Inc. (the “Theravance Transaction”). Upon release of the net proceeds from escrow, Elan intends to use those net proceeds for general corporate purposes, including working capital requirements, capital expenditures, acquisitions and share repurchases. If the closing of the Theravance Transaction does not occur on or prior to the escrow end date, the escrow proceeds will be used to redeem the Notes in full at a redemption price equal to 100% of the issue price of the Notes, plus accrued and unpaid interest from the issue date of the Notes to, but excluding, the redemption date. The closing of the Theravance Transaction is not subject to any material conditions, other than timely approval of Elan’s shareholders.

The Notes and related guarantees will be offered and sold to qualified institutional buyers in accordance with Rule 144A under the Securities Act of 1933, as amended (the “Securities Act”), and to non-U.S. persons outside the United States in accordance with Regulation S under the Securities Act. The Notes and related guarantees have not been registered under the Securities Act, or any state securities laws and may not be offered or sold in the United States absent registration under, or an applicable exemption from, the registration requirements of the Securities Act and applicable state securities laws.

About Elan

Elan is a biotechnology company, headquartered in Ireland, committed to making a difference in the lives of patients and their families by dedicating itself to bringing innovations in science to fill significant unmet medical needs that continue to exist around the world. For additional information about Elan, please visit http://www.elan.com.

As required by the Irish Takeover Rules, the Directors of Elan accept responsibility for the information contained in this announcement. To the best of their knowledge and belief (having taken all reasonable care to ensure such is the case); the information contained in this announcement is in accordance with the facts and does not omit anything likely to affect the import of such information.

Any holder of 1% or more of any class of relevant securities of Elan may have disclosure obligations under Rule 8.3 of the Irish Takeover Panel Act, 1997, Takeover Rules 2007 (as amended).

Safe Harbor/Cautionary Note Regarding Forward-Looking Statements

This press release does not constitute an offer to sell or the solicitation of an offer to buy the Notes or any other security and shall not constitute an offer, solicitation or sale in any jurisdiction in which, or to any persons to whom, such offering, solicitation or sale would be unlawful.

The information contained in this press release is not for publication or distribution in Canada, Australia or Japan and does not constitute an offer of securities for sale in Canada, Australia or Japan.

In the United Kingdom, this press release is directed only at (i) Persons who have professional experience in matters relating to investments falling within Article 19(1) of The Financial Services And Markets Act 2000 (Financial Promotion) Order 2005 (the “Order”) and (ii) High Net Worth Entities falling within Article 49(2) of The Order and (iii) persons to whom it would otherwise be lawful to distribute it (all such persons together being referred to as “Relevant Persons”).

In addition, if and to the extent that this press release is communicated in any EEA member state that has implemented Directive 2003/71/EC (together with any applicable implementing measures in any member state, the “Prospectus Directive”), this press release is only addressed to and directed at persons in that member state who are qualified investors within the meaning of the Prospectus Directive (or who are other persons to whom the offer may lawfully be addressed) and must not be acted on or relied on by other persons in that member state. This press release does not constitute a prospectus within the meaning of the Prospectus Directive. This press release does not constitute an advertisement for the purposes of the Irish Prospectus (Directive 2003/71/EC) Regulations 2005 (as amended).

This press release contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, regarding, among other things, the completion of the Offering, the intended application of the net proceeds of the Offering and the completion of the Theravance Transaction. You can identify these statements by the fact that they often use words such as “expect”, “estimate”, and “intend” and other words and terms of similar meaning in connection with any discussion of future events. You should understand that these statements are not guarantees of performance or results, and Elan’s performance and results could differ materially from those expressed in the forward-looking statements due to a variety of important factors, both positive and negative. Factors that could affect whether the Offering is completed, the proceeds are applied as intended and the Theravance Transaction is completed include, among other things, uncertainties related to corporate debt securities generally, the securities of biotechnology companies generally and Elan’s debt securities in particular; as Elan’s principal source of revenue for the foreseeable future is likely to remain a royalty on sales of Tysabri, the potential of Tysabri, which may be severely constrained by increases in the incidence of serious adverse events (including death) associated with Tysabri (in particular, by increases in the incidence rate for cases of progressive multifocal leukoencephalopathy), or by competition from existing or new therapies (in particular, oral therapies); Elan no longer has any commercialized products and, given Elan’s continued royalty interest in global net sales of Tysabri, Elan’s revenue will continue to be dependent on Tysabri, the development, manufacturing and commercialization of which is controlled exclusively by Biogen Idec, Inc. with no participation by Elan; risks related to delays or difficulties encountered in obtaining, or the failure to obtain, the approval of Elan’s shareholders for the Theravance transaction; risks related to the development, approval and commercialization of the products and potential products that underlie the royalty participation interest that is the subject of the Theravance Transaction; risks related to delays or difficulties encountered in obtaining, or the failure to obtain, the approval of Elan’s shareholders for the A transaction and risks related to Elan’s future funding obligations for the A transaction; risks related to delays or difficulties encountered in obtaining, or the failure to obtain, the approval of Elan’s shareholders for the ELND005 transaction and risks related to Elan’s future funding obligations for the ELND005 transaction; the success of Elan’s development activities, and research and development activities in which Elan retains an interest, including, in particular, the impact of the announced discontinuation of the development of bapineuzumab intravenous in mild to moderate Alzheimer’s disease; whether Elan is deemed to be an Investment Company or a Passive Foreign Investment Company; Elan’s ability to compete in a highly competitive industry; Elan’s ability (or the ability of the owners of products in which Elan has an interest) to protect or extend its protection of its patents and other intellectual property and defend against intellectual property lawsuits asserted against Elan or the owners of products in which Elan has an interest; legislation and other developments affecting pharmaceutical pricing and reimbursement, both domestically and internationally; the effects of Elan’s settlement agreement with the U.S. government relating to marketing practices with respect to its former Zonegran® product, including its obligation to comply with a Corporate Integrity Agreement; the failure to comply with anti-kickback and false claims laws in the United States and elsewhere; extensive government regulation; risks from potential environmental liabilities; risks related to material reimbursements, penalties, sanctions and fines if Elan fails to comply with its reporting and payment obligations under the Medicaid rebate program or other governmental pricing programs; exposure to product liability (including, in particular, with respect to Tysabri or other products in which Elan has an interest) and other types of lawsuits and legal defense costs and the risks of adverse decisions or settlements related to product liability, patent protection, securities class actions, governmental investigations and other legal proceedings; interest rate and foreign currency exchange rate fluctuations and the risk of a partial or total collapse of the euro; the accuracy of Elan’s assumptions and estimates used to prepare its financial statements; Elan’s investors not having the benefits of oversight from the U.S. Public Company Accounting Oversight Board; growth in costs and expenses; Elan’s ability to compete in a highly competitive industry; the volatility of Elan’s stock price; general changes in U.S. generally accepted accounting principles; and the impact of acquisitions, divestitures, restructurings, spin-offs, product withdrawals and other unusual items. A further list and description of risks, uncertainties and other matters can be found in Elan’s Annual Report on Form 20-F for the fiscal year ended December 31, 2012 and in its Reports of Foreign Issuer on Form 6-K filed with the Securities and Exchange Commission. Elan therefore cautions you against relying on these forward-looking statements. All forward-looking statements attributable to Elan or persons action on Elan’s behalf are expressly qualified in their entirety by the foregoing cautionary statements. All forward-looking statements speak only as of the date made, and Elan assumes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

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